UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Aeglea BioTherapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00773J103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 00773J103	Page 2 of 9

1.	Names of Reporting Persons LV Management Group, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, during the year ended December 31, 2020, LV Management ceased serving as the management company for Lilly Ventures Fund I, LLC (“LV”) and, as a result, no longer is considered to beneficially own the shares held by LV.

(3)	This percentage is calculated based upon 47,937,107 outstanding shares of Common Stock of the Issuer as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP 00773J103	Page 3 of 9

1.	Names of Reporting Persons S. Edward Torres
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, during the year ended December 31, 2020, LV Management ceased serving as the management company for Lilly Ventures Fund I, LLC (“LV”) and, as a result, no longer is considered to beneficially own the shares held by LV.

(3)	This percentage is calculated based upon 47,937,107 outstanding shares of Common Stock of the Issuer as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP 00773J103	Page 4 of 9

1.	Names of Reporting Persons Steven E. Hall, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, during the year ended December 31, 2020, LV Management ceased serving as the management company for Lilly Ventures Fund I, LLC (“LV”) and, as a result, no longer is considered to beneficially own the shares held by LV.

(3)	This percentage is calculated based upon 47,937,107 outstanding shares of Common Stock of the Issuer as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP 00773J103	Page 5 of 9

1.	Names of Reporting Persons Armen B. Shanafelt, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 103,533 (2)
	6.	Shared Voting Power 0 (2)
	7.	Sole Dispositive Power 103,533 (2)
	8.	Shared Dispositive Power 0 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,533
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.2% (3)
12.	Type of Reporting Person (see instructions) IN

(1)	LV Management Group, LLC (“LV Management”), S. Edward Torres, Steven E. Hall, Ph.D. and Armen B. Shanafelt, Ph.D. (collectively, the “Reporting Persons”) may be considered members of a group for purposes of this Schedule 13G.

(2)	As described in Item 4 below, during the year ended December 31, 2020, LV Management ceased serving as the management company for Lilly Ventures Fund I, LLC (“LV”) and, as a result, no longer is considered to beneficially own the shares held by LV. Dr. Shanafelt has voting and dispositive authority over 103,533 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2020.

(3)	This percentage is calculated based upon 47,937,107 outstanding shares of Common Stock of the Issuer as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP 00773J103	Page 6 of 9

Item 1(a).	Name of Issuer: Aeglea BioTherapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 S. MoPac Expressway
Barton Oaks Plaza One
Suite 250
Austin, TX 78746

Item 2(a).	Name of Person Filing:

(i)	LV Management Group, LLC
(ii)	S. Edward Torres
(iii)	Steven E. Hall, Ph.D.
(iv)	Armen B. Shanafelt, Ph.D.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o LV Management Group, LLC
333 N. Alabama Street, Suite 350
Indianapolis, Indiana 46204

Item 2(c).	Citizenship:

(i)	LV Management Group, LLC	Delaware limited liability company
(ii)	S. Edward Torres	United States citizen
(iii)	Steven E. Hall, Ph.D.	United States citizen
(iv)	Armen B. Shanafelt, Ph.D.	United States citizen

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 00773J103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020:

	Number of Shares
	Held	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition		Beneficially	Beneficial Ownership Percentage
Reporting Person	Directly	Sole	Shared (1)	Sole	Shared (1)	Owned	(2)
LV Management Group, LLC	0	0	0	0	0	0	0%
S. Edward Torres	0	0	0	0	0	0	0%
Steven E. Hall, Ph.D.	0	0	0	0	0	0	0%
Armen B. Shanafelt, Ph.D.	103,533	103,533	0	103,533	0	103,533	0.2%

CUSIP 00773J103	Page 7 of 9

(1)	During the year ended December 31, 2020, LV Management ceased serving as the management company for Lilly Ventures Fund I, LLC (“LV”) and, as a result, no longer is considered to beneficially own the shares held by LV (as previously reported). Dr. Shanafelt has voting and dispositive authority over 103,533 shares issuable upon exercise of options held by Dr. Shanafelt that are exercisable within 60 days of December 31, 2020.

(2)

This percentage is calculated based upon 47,937,107 outstanding shares of Common Stock of the Issuer as of November 2, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the Securities and Exchange Commission on November 5, 2020.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP 00773J103	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D

CUSIP 00773J103	Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 10, 2021

LV MANAGEMENT GROUP, LLC

By:	/s/ S. Edward Torres
Name:	S. Edward Torres
Title:	Managing Director

/s/ S. Edward Torres
S. EDWARD TORRES

/s/ Steven E. Hall, Ph.D.
STEVEN E. HALL PH.D

/s/ Armen B. Shanafelt, Ph.D.
ARMEN B. SHANAFELT, PH.D